UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form N-8F

Application for Deregistration of Certain Registered Investment Companies

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ ] Merger

[X] Liquidation

[ ]  Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]  Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Variable Annuity Account Ten

3.	Securities and Exchange Commission File No.: 811-__23649

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ ] Initial Application    [X] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

2727-A ALLEN PARKWAY, HOUSTON, TX 77019

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Elizabeth Miguez Associate Counsel American General Life Insurance Company c/o Corebridge Financial 2919 Allen Parkway Houston, TX 77019 346-560-2181 Elizabeth.Miguez@corebridgefinancial.com

Rocio Carbajal

Director of Legal Services

American General Life Insurance

Company c/o Corebridge Financial

21650 Oxnard St. Suite 750

Woodland Hills, CA 91367

310-772-6535

rocio.carbajal@corebridgefinancial.com

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-l, .31a-2]: American General Life Insurance Company

2727-A Allen Parkway, Houston, Texas 77019

or at American General Life Insurance Company’s Annuity Service Center located at P.O. Box 15570, Amarillo, Texas 79105-5570.

(855) 421-2692

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[ ] Management company;

[X] Unit investment trust; or

[ ] Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one): Not Applicable

[ ] Open-end      [ ] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Texas

11.

Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated: Not applicable. The separate account is organized as a unit investment trust and there is no investment adviser for the separate account.

12.

Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated: Corebridge Capital Services, Inc. (fka AIG Capital Services, Inc.), located at 30 Hudson Street, 16th Floor, Jersey City, NJ 07302

13.	If the fund is a unit investment trust (“UIT”) provide:

(a) Depositor’s name(s) and addressees):  American General Life Insurance Company

2727-A Allen Parkway, Houston, Texas 77019

(b) Trustee’s name(s) and address(es): Not Applicable

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes     [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes     [X] No

If Yes, state the date on which the board vote took place:

If No, explain: The separate account is organized as a unit investment trust and does not have a board of directors or trustees. However, the board of directors of the separate account’s depositor, American General Life Insurance Company, approved the Liquidation by resolution on June 5, 2024

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes     [X] No

If Yes, state the date on which the shareholder vote took place:

If No, explain: The separate account is organized as a unit investment trust. Accordingly, no shareholder approval is necessary.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[ ] Yes     [X] No

Variable Annuity Account Ten (“Separate Account”) was established as a separate account to offer variable annuity contracts in 2021. All variable annuity contracts issued under the Separate Account were surrendered by contract owners earlier this year. As a result, there were no funds left in the separate account after contract owners redeemed their assets.

On June 5, 2024, the board of directors of the Separate Account’s depositor approved the resolution to liquidate/terminate and to carry out any tasks necessary to deregister the Separate Account. Even though there is no shareholder for a UIT separate account, if there had been any assets in the Separate Account as of June 5, the contract owners would have received their share of funds. Since the Separate Account had no assets, we proceeded to file the initial Application for Deregistration in July.

(a)	If Yes, list the date(s) on which the fund made those distributions:

(b)	Were the distributions made on the basis of net assets?

[ ] Yes     [ ] No

(c)	Were the distributions made pro rata based on share ownership?

[ ] Yes     [ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:
Were any distributions to shareholders made in kind?

[ ] Yes     [X] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: Not Applicable

Has the fund issued senior securities?

[ ] Yes     [ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes     [ ] No

Variable Annuity Account Ten is a Unit Investment Trust (“UIT”). As a UIT, Variable Annuity Account Ten does not have shareholders. It was established to offer variable annuity contracts in 2021.

In 2023, a buyout offer was presented to contract owners.

All contract owners elected the buyout offer and all contract owner assets were distributed.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes     [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[ ] Yes     [X] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[ ] Yes [ ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes     [X] No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

 22. (a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: None

(ii)	Accounting expenses: None

(iii)	Other expenses (list and identify separately): None

(iv)	Total expenses (sum of lines (i)-(iii) above): None

(b)	How were those expenses allocated? Not Applicable

(c)	Who paid those expenses? Not Applicable

(d)	How did the fund pay for unamortized expenses (if any)? Not Applicable

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes     [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ] Yes     [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes     [X] No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26.	(a) State the name of the fund surviving the Merger:

(b) State the Investment Company Act file number of the fund surviving the Merger: 811-

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Variable Annuity Account Ten, (ii) she is the Controller of American General Life Insurance Company, the depositor of Variable Annuity Account Ten, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

/s/ Brigitte Lenz
Brigitte Lenz
Controller
American General Life Insurance Company

EXHIBIT INDEX

EXHIBIT A - Certificate of Assistant Secretary of Resolutions Regarding Approval of Termination of Variable Annuity Account Ten